Exhibit 100.1
NICE inContact Announces New CXone Packages Integrated with Salesforce

CXone Packages add global carrier-grade voice, intelligent routing for Salesforce digital channels, embedded workforce optimization, and speech/text analytics

Salt Lake City, March 20, 2019 – NICE inContact, a NICE (Nasdaq: NICE) business, today announced NICE inContact CXone Packages for Salesforce, designed specifically for Salesforce customers. The new CXone Packages, integrated with Salesforce Service Cloud, provide a suite of cloud native contact center applications that empower agents to consistently deliver exceptional customer experiences and companies to achieve business goals.

CXone Packages for Salesforce add a global carrier-grade voice channel to digital customer interaction channels, in addition to an intelligent routing engine. Adding CXone intelligent routing for digital channels can improve the customer experience through skills-based routing that combines agent proficiency with customer attributes from Salesforce to find the best customer service agent for each interaction – allowing faster resolution of customer requests, fewer transfers between agents, and options to provide higher levels of service to premium customers. Agents continue to handle digital channels from within their familiar Salesforce interface, and now with CXone agents will benefit by servicing customer requests they have the skills and proficiency to quickly and successfully resolve. In addition, CXone Packages for Salesforce extend the Salesforce Lightning Service Console with integrated workforce management, quality management, interaction analytics, and customer feedback applications.

CXone Packages for Salesforce let customers select what they need today, and then grow as their customer expectations and contact center business needs evolve.

•	Contact Center Core: adds global carrier-grade voice, self-service IVR, integrated softphone, smart routing for Salesforce digital channels, and advanced call and screen recording.

•	Contact Center Advanced: adds workforce management, analytics-powered quality management, gamification, advanced performance reporting, and executive dashboards.

•	Contact Center Complete: adds speech and text analytics for customer interactions, and customer feedback survey and analytics capabilities to continuously improve the customer experience.

“Building customer loyalty and advocacy are a must in today’s competitive customer experience economy. NICE inContact CXone Packages for Salesforce give customer service leaders and agents the tools they need to achieve their KPIs – all in their familiar Salesforce desktop,” said Paul Jarman, CEO NICE inContact. “NICE inContact is focused on providing customers with flexible, affordable, and easy to implement solutions to power exceptional customer and agent experiences.”

Organizations can try a CXone Package for Salesforce risk free. There are no long-term contracts or termination penalties – customers can cancel with 30 days’ notice.

For more information on CXone Packages for Salesforce click here.

NICE inContact is a Salesforce Premier ISV Partner with top ratings from customers on Salesforce AppExchange.

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s #1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is an extensive partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. NICE inContact is recognized as a market leader by  the leading industry analyst firms. www.niceincontact.com

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.